AMENDMENT NO. 1 TO

CONVERTIBLE PROMISSORY NOTE

THIS AMENDMENT NO. 1 TO CONVERTIBLE PROMISSORY NOTE (this “Amendment”), is entered into as of the 16th day of December, 2010, by and between WEBCARNATION LLC, (the “Company”), and OMNIRELIANT HOLDINGS, INC. (the “Holder”).

WHEREAS:

A.          The Company and the Holder previously entered into that certain Subscription Agreement dated as of June 2, 2010 (the “Subscription Agreement”) pursuant to which the Company issued a convertible promissory note in the principal amount of $50,000 to the Holder (the “Note”).

B.          The parties to the Agreement now desire to amend certain provisions set forth in the Note as more fully described herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Holder hereby agree as follows:

1.           AMENDMENT OF THE DEFINITION OF “MATURITY DATE”.  The definition of “Maturity Date” in the Note is hereby amended and replaced in its entirety with the following:

“the earlier of (i) December 31, 2012 or (ii) the date the Borrower (as that term is defined in the Note) (or any successor in interest to or parent of the Borrower) consummates the sale of debt securities (including any lines of credit) or membership interests or other securities in a single transaction or series of related transactions resulting in gross proceeds of $250,000, if not sooner paid”

2.           AMENDMENT OF SECTION 1.1. Section 1.1 of the Note is hereby amended and replaced in its entirety with the following:

“Interest Rate.   Interest payable on this Note shall accrue at the annual rate of six (6%) percent  and be payable on the Maturity Date, accelerated or otherwise, when the principal and remaining accrued but unpaid interest shall be due and payable, or sooner as described below.”

3.           AMENDMENT OF SECTION 1.4. Section 1.4 of the Note is hereby amended and replaced in its entirety with the following:

Prepayment.  This Note may be prepaid by the Borrower in whole, at any time, or in part, from time to time, without penalty or premium, upon thirty (30) days prior written notice to the Holder.  Commencing on July 1, 2011, the Borrower will commence prepayment of this Note on a monthly schedule of $2,000 per month (each a “Scheduled Payment”), with each Scheduled Payment due on the first day of such month until all principal and interest due under this Note is paid in full.

4.           ADDITIONAL CONSIDERATION.  As consideration for entering into this Amendment, the Company is releasing the Holder from purchasing an additional note, in the principal amount of $50,000 pursuant to the terms of the Subscription Agreement.

7.           EFFECT ON OTHER TERMS.  This Amendment shall be deemed effective as of the date first written above.  All other terms set forth in the Note shall remain unchanged and this Amendment and the Note shall be deemed a single integrated agreement for all purposes.

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IN WITNESS WHEREOF, the parties have caused this Amendment No. 1 to Note to be duly executed as of day and year first above written.

COMPANY:
WEBCARNATION LLC

By:	/s/ Allen Clary
Name:	Allen Clary
Title:

HOLDER:
OMNIRELIANT HOLDINGS, INC.

By:	/s/ Robert DeCecco III
Name:	Robert DeCecco III
Title:	Chief Executive Officer